FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 19, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 01        RNS Announcement, re: Section 198 Notice dated 19 January 2005




19 January 2005

British Energy Group plc

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

British Energy Group plc has received notification from Fidelity Investments of the following:

1.   Company in which shares are held:        British Energy Group plc

2.   Notifiable interest:                     Ordinary Shares

          Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

     Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.   The notifiable interests also comprise the notifiable interest of:

          Mr. Edward C. Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect ofthe disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A

Security: British Energy Group plc

                  SHARES      MANAGEMENT    NOMINEE/REGISTERED NAME
                    HELD       COMPANY

                 756,060         FII        JP MORGAN, BOURNEMOUTH Total
               4,772,719         FIL        BROWN BROS HARRIMN LTD LUX Total
              15,257,113         FISL       JP MORGAN, BOURNEMOUTH Total
                  21,040         FPM        NORTHERN TRUST LONDON Total
                  17,533         FPM        STATE STR BK AND TR CO LNDN (S Total
              20,824,465                    Grand Total Ordinary Shares


Current ownership
percentage:         3.71%

Shares in
Issue:       561,017,000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 19, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations